May 10, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (702) 312-3590

Mr. Richard A. Bailey
Chief Executive Officer and Chief Financial Officer
Gateway Distributors, Ltd.
3220 Pepper Lane, Suite 14
Las Vegas, NV  89120

Re:	Gateway Distributors, Ltd.
Form 10-KSB for the year ended December 31, 2004
File No. 000-27879

Dear Mr. Bailey:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Balance Sheet, page F-2

1. Please explain to us in sufficient detail, the nature of your goodwill, trademarks and formulas and how you account for these assets subsequent to their acquisition in accordance with SFAS 142.
Also, tell us which assets are definite-lived and indefinite-lived intangibles.

Note 1, Organization, History and Business Activity, pages F-8 -
F-9

2. Please advise us of, and clarify in future filings, how and why you simultaneously sold your interest in and subsequently purchased all of the assets of TRSG Corporation on December 31, 2002.

Note 2, Summary of Significant Accounting Policies, page F-9

3. Please advise us of, and disclose in future filings, your impairment policy and the factors you considered in evaluating your intangible assets, including product development, goodwill and trademark and formulas, for impairment. In a supplemental response, please also include your consideration of the following impairment indicators:

a. Recurring substantial net loss from operations and net loss before income taxes;

b. Recurring negative operating cash flow from operations and your dependency on the issuance of common stock and multiple stock splits in order to meet your cash flow requirements;

c. Increasing accumulated deficit.

Note 7, Purchase of Real Estate and Transportation Equipment, pages
F-14 - F-16

4. Please tell us the date you initially acquired as well as the fair value and book value of each of the properties involved in the exchange and how you recorded the exchange in your financial statements. Also, please tell us your basis in accounting for recording the transfer at cost. In this regard, do you consider this to be an exchange of productive assets that are of the same general type, that perform the same function or are employed in the same line of business? Refer to APB 29 and EITF 01-2.

5. Since it appears that your 50% portion, representing the incremental interest you acquired, of the fair value and net equity of properties received exceeds the fair value of properties transferred, tell us what other consideration you gave up to acquire these assets. If no other consideration was given, please further explain to us the circumstances of this transfer and why an unrelated third party would enter into such a transaction.

Note 10(i), Other Stock Issued for Services Provided, pages F-20 -
F-
21

6. We note that you issued 48,010 shares of restricted common stock to certain officers during 2004 and assigned a value of $33,142. Please further explain to us why you could not estimate the fair value of your restricted stock and your basis for the value you did assign. Also, tell us how you considered the guidance in paragraphs
23 and 24 of APB 25 in your accounting treatment. Finally, please clarify the circumstances under which you issued 15,673 of unrestricted stock including to whom they were issued, and the basis for that valuation.

7. We note that you issued 4.2 million shares of preferred stock to certain officers during 2004. Please further explain to us why you could not estimate the fair value of your preferred stock and your basis in GAAP for assigning a value of approximately $0.001 per share. In your response, please include a summary of the terms and rights associated with your preferred stock and explain the nature of the restrictions.

Note 13, Forgiveness of Debt, page F-21

8. In a supplemental response, please explain in sufficient detail the nature of these liabilities and your basis for recognizing this as forgiveness of debt income.  Also, tell us how you considered the
applicable state escheat laws when making the determination that this
is "forgiveness of debt" rather than unclaimed property.    Refer
to
paragraph 16 of SFAS 140.

Note 14, Search for and Development of Products, Product Lines and Joint Ventures, page F-22

9. Please explain in sufficient detail the types of costs you incur for product development. In addition, tell us how you considered the guidance in SFAS 2 in accounting for these costs.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
      Accounting Branch Chief

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Gateway Distributors, Ltd.
May 10, 2005
Page 1